Vermillion, Inc.

12117 Bee Caves Road, Building Three, Suite 100

Austin, TX  78738

November 3, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Ada D. Sarmento

Re: Registration Statement on Form S-3 (Registration No. 333-221092)

Ladies and Gentlemen:

Reference is made to the above-captioned Registration Statement initially filed by Vermillion, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on October 24, 2017 (the “Registration Statement”).  Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Registration Statement be accelerated to Tuesday, November 7, 2017, at 5:00 p.m. (Eastern Time) or as soon thereafter as may be practicable.

[Signature page follows]

Please contact Beth E. Peev of Sidley Austin LLP at (312) 853-7443 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

VERMILLION, INC.

By: /s/ Eric J. Schoen

      Name:  Eric J. Schoen
      Title:    Senior Vice President, Finance and

       Chief Accounting Officer